The Real Brokerage Leads the Way With AI-Powered Personal
Concierge, Supercharging Agent Productivity and Creating
Significant Operating Efficiencies

Leo offers 24/7 concierge support to Real's 11,000 agents

TORONTO & NEW YORK - Aug. 8, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that Leo - a ground-breaking 24/7 concierge powered by Generative Pre-trained Transformer (GPT) technology and machine learning - is now available to its agents and brokers throughout the U.S. and Canada.

Since it was first announced in mid-May, nearly 200 alpha testers have used Leo to get an immediate response to tens of thousands of questions that in the past would have required a call or email to the corporate support team and hundreds of hours tracking down answers. By leveraging AI to field the most frequently asked questions, Real anticipates sustaining its current low staff-to-agent ratio as it continues to grow its agent base, while increasing agent productivity overall.

"An agent's life is centered around taking care of clients, spanning time zones outside the constraints of traditional business hours. When an agent needs help, they don't need generic AI responses from a random AI engine. They need context-sensitive answers, related to their business, their clients, their deals and their personal situation," Real Chief Technology Officer Pritesh Damani said. "By integrating Leo with our transaction management and signature platform, Real agents have direct access to a private 24/7 concierge. In the future, we see a world where Leo will take the initiative, proactively creating personalized marketing assets and daily playbooks, supercharging our agents' productivity in a whole new way."

Leo is personalized for each agent, allowing it to understand and cater to their unique needs and working style. This approach ensures that every agent receives the precise support they need, when they need it, making their job easier. In addition, Leo is programmed to comprehend complex queries, provide accurate responses and learn from each interaction, thereby continually improving its ability to assist agents. Looking ahead, Real plans to integrate Leo into all of the company's platforms and services, marking a transformative move into industries like mortgage and title.

"Whether dealing with routine inquiries or tackling complex questions, Leo consistently delivers exceptional results," said Chris Speicher of Real's D.C. area-based Speicher Group and one of the agents who took part in the alpha test. "By reducing the need to seek support, Leo empowers us with instant access to comprehensive answers, thereby enhancing overall efficiency and productivity."

Hugo Sanchez, of Real's Hermann & Sanchez Realty Group, San Diego who also took part in the alpha test, said, "Leo is intuitive and super easy to use. Although it is still under development, it's already incredibly powerful. I'm excited to see what new features and capabilities it will have in the future to help us save time, improve efficiency and increase productivity."

Real will host a live webinar to showcase Leo's capabilities on Wed. Aug. 9 at  noon EDT, 11 a.m. CDT and 9 a.m. PDT. Anyone interested in joining may register here.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to launch Leo, the timing of Leo's launch and Leo's ability to assist agents and improve operational efficiencies.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, Real's inability to successfully launch Leo and Real's inability to achieve anticipated operational efficiencies from Leo. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221